EXHIBIT 16.1 TO FORM 8-K

September 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 3, 2004, of Titan Pharmaceuticals, Inc., and are in agreement with the statements contained in the first sentence of the first paragraph on page two therein and the second paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP